15048182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 2 2015

SEC FILE NUMBER
8- 66241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belvedere Global Investors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1896 Mountain View Drive
(No. and Street)

Tiburon, CA 94920
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Beaudan 415-839-5239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, Suite 901, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Beaudan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belvedere Global Investors LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

P Beaudan
Signature

CEO
Title

2/26/15
Notary Public Timothy PATRick Solomon

TIMOTHY PATRICK SOLOMON
COMM. # 2012441
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
COMM. EXPIRES MARCH 16, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELVEDERE GLOBAL INVESTORS LLC

FINANCIAL STATEMENTS
As of December 31, 2014
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Belvedere Global Investors LLC:

We have audited the accompanying financial statements of Belvedere Global Investors LLC (a California Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information which includes the changes in liabilities subordinated to claims of general creditors. Management of Belvedere Global Investors LLC is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Belvedere Global Investors LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordinated to Claims of General Creditors have been subjected to audit procedures performed in conjunction with the audit of Belvedere Global Investors LLC's financial statements. The supplemental information is the responsibility of the management of Belvedere Global Investors LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raines & Fischer LLP

New York, New York
February 26, 2015

BELVEDERE GLOBAL INVESTORS LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	14,368
Prepaid expenses		7
Other current assets		1,407
TOTAL ASSETS	$	15,782

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,187
TOTAL LIABILITIES		4,187
Member's Equity:		
Member's equity		11,595
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	15,782

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues:	
Fee Income	$ -
Total Revenues	-
Expenses:	
Professional fees	3,800
Dues, licenses and fees	2,719
Insurance	(89)
Total Expenses	6,430
Net Loss	$ (6,430)

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance - Beginning of year	$	18,025
Net Loss		(6,430)
Member contributions		0
Balance - End of year	$	11,595

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net Loss	$	(6,430)
Adjustments needed to reconcile net loss with net cash provided/(used) by operating activities:		
(Increase)/Decrease in prepaid expenses		0
(Increase)/Decrease in other current assets		447
Increase/(Decrease) in accounts payable		2,312
Cash Provided/(Used) by Operating Activities		(3,671)
Cash Flows from Financing Activities:		
Member contributions		-
Cash Provided/(Used) by Financing Activities		-
Net increase/(decrease) in cash		(3,671)
Cash - Beginning of year		18,039
Cash - End of year	$	14,368

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Notes to Financial Statements
December 31, 2014

(1) Organization and Operation

Belvedere Global Investors LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition
The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2011, 2012, and 2013 tax returns are currently open for examination.

(2) Summary of Significant Accounting Policies (continued)

Allocation of Income and Losses

The net income of the Company for the year is allocated to the members in accordance with the Amended and Restated Limited Liability Operating Agreement dated September 1, 2008.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of approximately $10,181 which was $5,181 in excess of its net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.4113 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company does not have any possession or control of customer funds or securities and, therefore claims an exemption from Rule 15c3-3.

(4) Subsequent Events

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 26, 2015, the date which the financial statements were available to be issued.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2014

BELVEDERE GLOBAL INVESTORS LLC
Schedule of Computation of Net Capital
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	11,595
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		11,595
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		1,414
Net capital before haircuts on securities positions		10,181
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	10,181

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	4,187
Total aggregate indebtedness		4,187

The preceding notes are an integral part of this supplemental information.

BELVEDERE GLOBAL INVESTORS LLC
Schedule of Computation of Net Capital
As of December 31, 2014

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	10,181
Net capital per audited report	$	10,181

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	279
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	5,181
Excess net capital at 1000%	$	4,181
Ratio: Aggregate indebtedness to net capital		41.13%

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilites existed at any time during the year.

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Belvedere Global Investors LLC:

We have reviewed management's statements, included in the accompanying Belvedere Global Investors LLC Exemption Report, in which (1) Belvedere Global Investors LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Belvedere Global Investors LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Belvedere Global Investors LLC stated that Belvedere Global Investors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Belvedere Global Investors LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Belvedere Global Investors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 26, 2015

Belvedere Global Investors LLC
Exemption Report
For the year ended December 31, 2014

Belvedere Global Investors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

a) The Company carries no margin accounts.
b) The Company does not hold funds or securities for, or owe money or securities to customers

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Belvedere Global Investors LLC

I, Patrick Beaudan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Patrick Beaudan

Title: Chief Executive Officer

February 26, 2015